02018372

U.S. SECURI[illegible] [illegible]OMMISSION
WASHINGTON, D.C. [illegible]49

ANNUAL AUDITED REPORT FORM X-17A-5 PART III	FACING PAGE Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder	SEC FILE NO. 8-43634

REPORT FOR THE PERIOD BEGINNING 1/1/01 AND ENDING 12/31/01.

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Ark Securities Co., Inc.

Official Use Only

FIRM ID. NO.

RECEIVED MAR 01 2002

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

125 Broad Street - 13th Floor
New York, NY 10004

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Paul Rose (212) 487-5007

B. ACCOUNT INFORMATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York, NY 10036

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

CHECK ONE:

X Certified Public Accountant

___ Public Accountant

___ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul Rose, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting scheduled pertaining to the firm of Ark Securities Co., Inc. as of February 12, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Paul Rose

Signature

Treasurer

Title

Margaret S. Dicks

Notary Public

MARGARET S. DICKS
Notary Public, State of New York
No. 31-4901268
Qualified in New York County
Commission Expires July 20, 20 05

X	(a)	Facing page
X	(b)	Statement of Financial Condition
X	(c)	Statement of Income (loss)
X	(d)	Statement of Changes in Financial Condition
X	(e)	Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital
	(f)	Statement of Changes in Liabilities Subordinated to Claims of Creditors
X	(g)	Computation of Net Capital
X	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
X	(l)	An Oath or Affirmation
	(m)	A copy of the SIPC Supplemental Report
	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1177 Avenue of the Americas
New York NY 10036
Telephone (646) 471 4000
Facsimile (646) 471 4100

Report of Independent Accountants

To the Stockholder and
Board of Directors of
Ark Securities Co., Inc.:

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in stockholder's equity and cash flows present fairly, in all material respects, the financial position of ARK SECURITIES CO., INC. (the "Company") at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 8 and 9 is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 22, 2002

ARK SECURITIES CO., INC.

Statement of Financial Condition

December 31, 2001

ASSETS:

Cash	$ 6,995
Investments	33,100
Total assets	$ 40,095

STOCKHOLDER'S EQUITY:

Stockholder's equity:	
Common stock, $0.01 par value; 1,000 shares authorized, 100 shares issued and outstanding	$ 1
Additional paid-in capital	190,799
Accumulated deficit	(150,705)
Total stockholder's equity	$ 40,095

The accompanying notes are an integral part of these financial statements.

ARK SECURITIES CO., INC.

Statement of Operations

For the year ended December 31, 2001

Revenues:	
Selling fees	$ 40,362
Service fees from affiliate	17,144
Interest	125
Total revenues	57,631
Expenses:	
Selling commissions	$ 40,362
Professional fees	9,930
Registration fees	7,176
Total expenses	57,468
Net income	$ 163

The accompanying notes are an integral part of these financial statements.

ARK SECURITIES CO., INC.

Statement of Changes in Stockholder's Equity

For the year ended December 31, 2001

	Common Stock Shares	Common Stock Value	Additional Paid-in Capital	Accumulated Deficit	Total Stockholder's Equity
Balance - January 1, 2001	100	$ 1	$ 189,799	$ (150,868)	$ 38,932
Capital Contribution	-	-	1,000	-	1,000
Net income	-	-	-	163	163
Balance - December 31, 2001	100	$ 1	$ 190,799	$ (150,705)	$ 40,095

The accompanying notes are an integral part of these financial statements.

ARK SECURITIES CO., INC.

Statement of Cash Flows

For the year ended December 31, 2001

Cash flows from operating activities:	
Net income	$ 163
Net cash provided by operating activities	163
Cash flows used in financing activities:	
Capital contribution from parent	1,000
Net cash provided by financing activities	1,000
Net increase in cash	1,163
Cash at December 31, 2000	5,832
Cash at December 31, 2001	$ 6,995

The Company did not pay any interest or taxes for the year ended December 31, 2001.

The accompanying notes are an integral part of these financial statements.

ARK SECURITIES CO., INC.

Notes to Financial Statements

1. Organization:

Ark Securities Co., Inc. (the "Company") is incorporated under the laws of the State of New York and is a wholly owned subsidiary of Ark Asset Holdings, Inc. ("Holdings"). The Company is registered as a broker-dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. The Company's intended business purpose is the solicitation of orders for and the distribution of participations in certain commingled funds sponsored by Ark Asset Management Co., Inc. ("Ark"), an affiliate of the Company.

2. Significant Accounting Policies:

Basis of Presentation

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company earns selling fees based upon an agreement between Ark and the participants in the commingled funds. Fees are based on a percentage of assets in the commingled funds. These fees are accounted for on an accrual basis.

The Company pays selling commissions based upon selling fees earned during the year.

Investments not readily marketable represent warrants and common stock issued by the NASD and is recorded at cost, which approximates fair value.

3. Income Taxes:

Holdings files consolidated federal, state and city tax returns, which include the Company. The Company calculates its tax provisions or benefits on a separate-company basis. For the year ended December 31, 2001, there was no income tax expense.

Continued

ARK SECURITIES CO., INC.

Notes to Financial Statements, Continued

4. Related Party Transactions:

The Company and Ark have an arrangement by which Ark will pay to the Company annual service fee income up to $50,000. For the year ended December 31, 2001, the Company received from Ark $17,144 under this arrangement.

For the year ended December 31, 2001, the Company earned $40,362 in selling fees from an affiliated commingled fund that is sponsored by Ark.

During the year, the Company reimbursed Ark $40,362 in selling commissions paid by Ark on behalf of the Company.

Activities of the Company are substantially governed by Ark who provides ongoing administrative and financial support. Therefore, the Company's financial condition and results of operations may not necessarily be indicative of those which would have resulted if the Company had been operated as an unaffiliated company.

A commitment to provide financial support to the Company for the next three years, if needed, has been given by Holdings. Such financial support will be sufficient for the Company to maintain capital in excess of the minimum requirement set out in Rule 15c3-1.

5. Net Capital Requirement:

The Company, as a registered broker-dealer, is subject to the Uniform Net Capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. The Company is required to maintain minimum net capital equal to $5,000 or 6-2/3% of aggregate indebtedness (as defined), whichever is greater. At December 31, 2001, the Company had net capital and excess net capital of $6,995 and $1,995, respectively.

ARK SECURITIES CO., INC.

Computation of Net Capital under Rule 15c3-1 of the Securities Act of 1934

As of December 31, 2001

COMPUTATION of NET CAPITAL

Total stockholder's equity	$ 40,095
Less: Non allowable assets	33,100
Net capital	$ 6,995

COMPUTATION of BASIC NET CAPITAL REQUIREMENT

Total liabilities which represent aggregate indebtedness	$ -
Minimum net capital required (the greater of $5,000 or 6-2/3% of aggregate indebtedness)	$ 5,000
Net capital in excess of minimum requirements	$ 1,995
Percentage of aggregate indebtedness to net capital	---

Statement Pursuant to Paragraph (d)(4) of Rule 17a-5 of the Securities Act of 1934:

There are no material differences between the above computation of net capital and the corresponding computation prepared by the Company and included in the Company's unaudited Part IIA FOCUS Report filing as of December 31, 2001.

ARK SECURITIES CO., INC.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3

As of December 31, 2001

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(1) of the Rule.

ARK SECURITIES CO., INC.

FINANCIAL STATEMENTS and SUPPLEMENTARY SCHEDULES PURSUANT to RULE 17a-5 of the SECURITIES ACT of 1934

As of and for the year ended December 31, 2001